SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Canadian Solar Inc.

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
136 635 109

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	136 635 109	13G	Page	2	of	6	Pages

1	Names of Reporting Person ATS AUTOMATION TOOLING SYSTEMS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	ONTARIO (CANADA)

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12	TYPE OF REPORTING PERSON

	CO

Item 1 (a).	Name of Issuer:

Canadian Solar Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Xin Zhuang Industry Park, Changshu, Suzhou, Jiangsu, 215562, People’s Republic of China

Item 2 (a).	Name of Person Filing:

ATS Automation Tooling Systems Inc.

Item 2 (b).	Address of Principal Business Office:

250 Royal Oak Road, Cambridge, Ontario, Canada, N3H 4R6

Item 2 (c).	Citizenship:

Ontario (Canada)

Item 2 (d).	Title of Class of Securities:

Common Shares

Item 2 (e).	CUSIP Number:

136 635 109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

	(a) Amount beneficially owned:	0.

	(b) Percent of class:	0.0%.

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	0.

	(ii) Shared power to vote or to direct the vote:	0.

	(iii) Sole power to dispose or to direct the disposition of:	0.

	(iv) Shared power to dispose or to direct the disposition of:	0.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

Not applicable

SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	ATS Automation Tooling Systems Inc.
	By:	/s/ Carl Galloway
		Name:	Carl Galloway
		Title:	Treasurer